EXHIBIT 3.120

ARTICLES OF INCORPORATION

OF

MASSEY GAS & OIL COMPANY

The undersigned, acting pursuant to the Business Corporation Law of Louisiana, adopts the following articles of incorporation.

ARTICLE I

Name

The name of the corporation is Massey Gas & Oil Company (the “Corporation”).

ARTICLE II

Purpose

The purpose of the Corporation is to engage in any lawful activity for which corporations may be formed under the Business Corporation Law of Louisiana.

ARTICLE III

Capital

The Corporation shall have the authority to issue an aggregate of 100 shares of Common Stock, no par value per share.

ARTICLE IV

Limitation of Liability and Indemnification

A. Limitation of Liability. No director of the Corporation shall be liable to the Corporation or to its shareholders for monetary damages for breach of his fiduciary duty as a director, provided that the foregoing provision shall not eliminate or limit the liability of a director for (1) any breach of his duty of loyalty to the Corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful distributions of the Corporation’s assets to, or redemptions or repurchases of the Corporation’s shares from shareholders of the Corporation, under and to the extent provided in La.R.S. 12:92(D); or (4) any transaction from which he derived an improper personal benefit. If, after the date hereof, the Louisiana Business Corporation Law is amended to authorize further elimination or limitation the personal liability of directors, then the Liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Louisiana Business Corporation Law, as so amended.

B. Indemnification. Subject to such limitations as may be determined by the Board of Directors (provided that no change in such limitations may adversely affect any claim to indemnification that arises prior to such change), the Corporation shall indemnify each of its directors, for actions or omissions in his capacity as director or for actions or omissions in any capacity held at the request of the Corporation, to the full extent from time to time permitted by law, and may so indemnify each of its directors, against any expenses or costs, including attorney’s fees, actually or reasonably incurred by him in connection with any threatened, pending or completed claim action, suit or proceeding, whether criminal, civil, administrative or investigative against such person or as to which he is involved solely as a witness or person required to give evidence.

These Articles of Incorporation are dated June 17, 2003.

/s/ William Backstrom

William M. Backstrom, Jr. Incorporator 201 St. Charles Ave., Suite 5100 New Orleans, LA 70170

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